UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 6, 2020

INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	IHC	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

On August 6, 2020, Independence Holding Company issued a news release announcing its 2020 second-quarter results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits:

Exhibit 99.1	News Release of Independence Holding Company dated August 6, 2020: Independence Holding Company Announces 2020 Second-Quarter and Six-Month Results.
Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY
(Registrant)

By: Teresa A. Herbert   Date: August 7, 2020

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

EXHIBIT 99.1

INDEPENDENCE HOLDING COMPANY
96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
NYSE: IHC

CONTACT: Loan Nisser
(646) 509-2107
www.IHCGroup.com

NEWS RELEASE

**INDEPENDENCE HOLDING COMPANY ANNOUNCES
2020 SECOND-QUARTER AND SIX-MONTH RESULTS**

Stamford, Connecticut, August 6, 2020. Independence Holding Company (NYSE: IHC) today reported 2020 second-quarter and six-month results.

Financial Results

Net income of $421,000, or $.03 per share for the three months ended June 30, 2020 compared to $6,847,000 or $.46 per share, diluted, for the three months ended June 30, 2019. Net income was $4,699,000 or $.32 per share, diluted, for the six months ended June 30, 2020 compared to $15,574,000 or $1.04 per share, diluted, for the six months ended June 30, 2019.

Net income in 2020 is lower primarily because of the following two factors. First, we have experienced a material increase in expenses related to the significant increase in hiring, licensing and training a large number of call center agents, all of whom are employees, and in connection with the recent acquisition of a marketing technology ("MarTech") company. Currently, we have 143 call center agents primarily selling senior products, but do not yet have any meaningful sales from these new agents. This scaling up of expenses will continue until the 2021 Annual Enrollment Period (AEP) begins, which is when we will realize a large majority of our senior sales for the year. Beginning with AEP, which commences October 15, 2020, we expect to realize profits and reap the benefits of this ramp up. Second, we were affected by two non-recurring items: (i) 2020 net income includes expenses of $3,660,000, or $.25 per share, diluted, for compliance with the regulatory settlement agreements with our three insurance carriers resulting from a multistate market conduct examination with respect to several of our specialty health products for the period January 1, 2014 through September 30, 2017, and (ii) the 2019 six months' net income includes a $2.6 million gain, net of tax, or $.17 per share, diluted, on the sale of an equity method investment with no corresponding gain this year.

On July 28, 2020, the United States Court of Appeals for the Seventh Circuit affirmed the District Court's confirmation of an arbitration award in favor of the Company. As previously disclosed, the Company was awarded $5,641,000 in an arbitration proceeding against a third party administrator with which we formerly did business ("TPA"). The TPA filed a bond for the awarded amount in order to proceed. IHC has not yet recorded this award, and only upon final determination will IHC be able to recognize the award in its earnings.

The Company reported revenues of $107,305,000 for the three months ended June 30, 2020 compared to revenues for the three months ended June 30, 2019 of $95,122,000. The Company reported revenues of $211,302,000 for the six months ended June 30, 2020 compared to revenues for the six months ended June 30, 2019 of $189,304,000. The increase in revenues primarily relates to an increase in rates for the Paid Family Leave business and higher premium volume in our pet insurance business

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "Although net income is lower for 2020 due to the reasons stated above and sales of certain products would have been higher if not for the COVID-19 pandemic, we are pleased with our sales and underwriting results for the first six months of 2020. We have implemented business continuity and emergency response plans to continue to provide service to our customers and to protect the health and wellbeing of our employees whether they are working from home or once they return to offices that have been modified to protect them. Our customer facing agents have transitioned to a full-time work at home model, and with the implementation of enhanced technology solutions, we have not identified any material impact to agent productivity. In fact, our accelerated deployment of technology improvements in the areas of training, CRM, and prospect scoring, has

positioned us to gain efficiencies during the upcoming annual enrollment periods. Once agents are able to return to work, we expect to continue to allow some agents to work remotely. The success we are currently experiencing with the work-from-home model will allow us to significantly ramp up the number of agents by the 2021 and 2022 AEPs, and our MarTech platform can be readily scaled to supply all of the necessary leads.

Mr. Thung continued, "We are particularly excited by the prospects for two of our lines of business: pet insurance and senior market sales. I would like to first update you on the prospects of our pet division. We continue to see very strong demand for pet insurance resulting from record adoptions and breeder sales as pet parents are seeking the comfort of dog and cat companions in these difficult times. To this end, Pet Partners, Inc. (PPI) continues to experience a significant increase in sales as a result of increased registrations with its exclusive relationship with American Kennel Club (AKC) and PPI's efforts to increase insurance conversions through enhanced technology and direct marketing. PPI has developed an app with state-of-the-art technology (including a full suite of insurance self-service capabilities), which will be available in Android and IOS app stores by September 1st. We will distribute this app with current sales channels and market it through other large partners that want to distribute pet insurance to their clients. This app will also contain features that we believe will be very attractive to AKC breeders and pet parents who wish to remain in touch with their breeder and litter mates. PPI is also coming to market with several white label distribution deals and has significantly increased its investment in marketing outreach to pet parents under the PPI brand. We believe these initiatives will continue to accelerate PPI's insured pets. Our other pet distributors continue to show accelerating growth as they move business to one of our carriers, Independence American Insurance Company (IAIC). We now believe we will exceed $100 million of gross annualized pet insurance premium or over 170,000 pet lives by the end of this year, and will be significantly higher by the end of 2021.

We have invested a considerable amount of capital entering the senior market. We have enhanced our SalesForce CRM platform, as well as our producer licensing, consumer and web-based enrollment systems. We continue to build our MarTech infrastructure through artificial intelligence data science, and automated remarketing among other capabilities to generate high-intent leads. In conjunction with continuously increasing our proficiency in efficiently generating leads, we are actively working to hire, train and license additional senior-focused customer care center agents. We currently have 143 licensed agents focused primarily on the senior market, and we are striving to have 200 agents by the 2021 AEP, which commences October 15, 2020. In addition, IAIC has approval of its Medicare Supplement product in twenty-nine states, and expect to add a 30th state by the 2021 AEP. This will be a compelling proprietary product offering in our impressive portfolio of senior products.

In conclusion, while we have made significant investments in growing these two lines of business which has impacted quarterly earnings, we strongly believe that we have created significant shareholder value. We have the necessary tools in place for material growth in the senior and pet markets, which will benefit us in the fourth quarter and in the future."

Mr. Thung added, "IHC has a very strong balance sheet with no indebtedness and a very substantial amount of free cash at the corporate level and significant excess capital in our insurance companies. Our book value was $31.23 per share at June 30, 2020. IHC increased its annual dividend to $.44 per share in 2020, which is the sixth increase since December 2014 when the annual dividend paid to the stockholders was $.07 per share. Our overall investment portfolio continues to be very highly rated (on average, AA) and has an effective duration under three years. In May 2020, the Company repurchased 36,377 shares of IHC common stock in connection with a tender offer to its stockholders by permitting them the opportunity to tender shares of IHC common stock for cash. Year to date the Company has repurchased 200,110 shares including the aforementioned tender offer and is still repurchasing shares on a daily basis up to the maximum allowable, so as to provide liquidity to the market."

About The IHC Group

Independence Holding Company (NYSE: IHC), formed in 1980, is a holding company that is principally engaged in underwriting, administering and/or distributing group and individual specialty benefit products, including disability, supplemental health, pet, and group life insurance through its subsidiaries (Independence Holding Company and its subsidiaries collectively referred to as "The IHC Group"). The IHC Group consists of three insurance companies (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company). We also own the following agencies: (i) PetPartners, Inc., our pet insurance administrator; (ii) IHC Specialty

Benefits, Inc., a technology-driven full-service marketing and distribution company that focuses on small employer and individual consumer products through its call center, career agents, and Independence Brokerage Group; and (iii) The INSX Cloud Platform through My1HR, our wholly owned Web Based Entity. Our InsureTech division is comprised of our call centers, field and career agents, in-house MarTech artificial intelligence capabilities and domains, including www.healthedeals.com; www.healthinsurance.org; www.medicareresources.org; www.petplace.com; and www.mypetinsurance.com.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

INDEPENDENCE HOLDING COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
June 30, 2020

(In Thousands, Except Shares and Per Share Data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2020	2019	2020	2019
REVENUES:				
Premiums earned	$ 98,691	$ 84,947	$ 194,741	$ 167,736
Net investment income	3,139	4,134	6,379	8,130
Fee income	4,248	3,707	8,190	7,895
Other income	652	879	1,129	4,563
Net investment gains	575	1,455	863	1,626
Net impairment losses recognized in earnings	-	-	-	(646)
	107,305	95,122	211,302	189,304
EXPENSES:				
Insurance benefits, claims and reserves	54,589	44,410	108,647	87,529
Selling, general and administrative expenses	51,979	42,206	96,553	82,735
	106,568	86,616	205,200	170,264
Income before income taxes	737	8,506	6,102	19,040
Income taxes	199	1,590	1,242	3,234
Net income	538	6,916	4,860	15,806
(Income) from noncontrolling interests	(117)	(69)	(161)	(232)
NET INCOME ATTRIBUTABLE TO IHC	$ 421	$ 6,847	$ 4,699	$ 15,574
Basic income per common share	$ .03	$ .46	$ .32	$ 1.04
WEIGHTED AVERAGE SHARES OUTSTANDING	14,765	14,929	14,811	14,939
Diluted income per common share	$ .03	$ .46	$ .32	$ 1.04
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	14,767	14,948	14,839	15,007

As of August 3, 2020, there were 14,668,481 common shares outstanding, net of treasury shares.

INDEPENDENCE HOLDING COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands)

	June 30, 2020	December 31, 2019
ASSETS:		
Investments:		
Short-term investments	$ 1,149	$ 50
Securities purchased under agreements to resell	101,417	107,157
Fixed maturities, available-for-sale	384,245	384,974
Equity securities	3,449	3,747
Other investments	11,327	15,208
Total investments	501,587	511,136
Cash and cash equivalents	21,224	21,094
Due and unpaid premiums	34,497	26,244
Due from reinsurers	359,244	362,969
Goodwill	75,949	60,165
Other assets	88,792	72,695
TOTAL ASSETS	$ 1,081,293	$ 1,054,303
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Policy benefits and claims	$ 179,777	$ 164,802
Future policy benefits	199,775	201,205
Funds on deposit	141,597	140,951
Unearned premiums	21,601	7,282
Other policyholders' funds	11,646	12,049
Due to reinsurers	3,640	5,016
Accounts payable, accruals and other liabilities	61,569	61,049
TOTAL LIABILITIES	619,605	592,354
Commitments and contingencies		
Redeemable noncontrolling interest	2,364	2,237
STOCKHOLDERS' EQUITY:		
Preferred stock (none issued)	-	-
Common stock	18,625	18,625
Paid-in capital	123,804	122,717
Accumulated other comprehensive income	2,854	1,212
Treasury stock, at cost	(74,325)	(69,724)
Retained earnings	388,317	386,864
TOTAL IHC STOCKHOLDERS' EQUITY	459,275	459,694
NONREDEEMABLE NONCONTROLLING INTERESTS	49	18
TOTAL EQUITY	459,324	459,712
TOTAL LIABILITIES AND EQUITY	$ 1,081,293	$ 1,054,303